Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2018	2017	2016
EARNINGS PER SHARE (000’s, except per share data)

Net Income	$33,041	$29,005	$27,124

Less: Dividend Requirements on Preferred Stock	11	11	11

Net Income Applicable to Common Stock	$33,030	$28,994	$27,113

Average Number of Common Shares Outstanding—Basic	14,824	14,095	13,990

Dilutive Effect of Stock Options and Restricted Stock	5	7	6

Average Number of Common Shares Outstanding—Diluted	14,829	14,102	13,996

Earnings Per Share—Basic	$2.23	$2.06	$1.94

Earnings Per Share—Diluted	$2.23	$2.06	$1.94